Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 4, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12102
60/40 Strategic Allocation Port. 2Q ‘25 - Term 7/16/26 75/25 Strategic Allocation Port. 2Q ‘25 - Term 7/16/26
(each, a “Trust”)
CIK No. 2050672 File No. 333-284899

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the nature of the Trusts’ investments in distressed debt securities relate to certain of the ETFs purchasing distressed debt securities directly (rather than from merely holding bonds that become distressed after purchase), please add related strategy disclosure as appropriate.

Response:The Trusts note that they do not anticipate investing in ETFs that purchase distressed debt securities directly. The Trusts further note that distressed debt securities do not rise to a level of principal investment for the Trusts. Nevertheless, the Trusts believe the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trusts respectfully decline to add distressed debt securities to the “Portfolio Selection Process” section.

2.If the Funds held by the Trusts invest significantly in subprime residential mortgage loans, please add appropriate risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon